Exhibit 99.1

Press Release	Media Contact
Steffen Rinas
T +49 6172 608-6698
steffen.rinas@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

Under the U.S. Securities Act of 1933, as amended (the “Securities Act”), this press release may be deemed to be offering material of Fresenius Medical Care AG & Co. KGaA (“FME”). FME has filed a registration statement on Form F-4 under the Securities Act with the U.S. Securities and Exchange Commission (the “SEC”), including an information statement/prospectus constituting a part thereof. FME SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION DESCRIBED THEREIN. The final information statement/prospectus has been distributed to FME shareholders. Shareholders may obtain a free copy of the disclosure documents and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany.

July 10, 2023

Fresenius Medical Care appoints Martin Fischer as Chief Financial Officer

Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases has appointed Martin Fischer (46) as Chief Financial Officer as of October 1, 2023. He will succeed Helen Giza who was appointed as Chief Executive Officer and Chair of the Management Board in December 2022 and continues to serve as acting Chief Financial Officer, until her successor will join. Martin Fischer will be based in Bad Homburg, Germany and will assume responsibility for the Global Finance Organization of Fresenius Medical Care. Upon effectiveness of the Company’s proposed change of form from KGaA to German stock corporation, Martin Fischer will become a member of the Management Board of Fresenius Medical Care AG.

Martin Fischer has been Head of Finance for Siemens Healthineers Diagnostics Division based in Tarrytown, NY, U.S. since 2019. Previously, he headed the Board Office and Organizations function for Siemens Healthineers after leading the business plan and operating model development for the company’s initial public offering in March 2018. Prior to that, Fischer held a number of key international operational and finance positions in healthcare within Siemens AG. Martin Fischer holds a degree in business informatics from the Reutlingen University of Applied Sciences and an MBA from Friedrich Alexander University in Nuremberg. He completed the Chief Financial Officer Program at Columbia Business School in New York, USA.

Page 1/2

Michael Sen, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, says: "With Martin Fischer's appointment, we are strengthening a vital function in the Management Board of Fresenius Medical Care. Martin Fischer has a deep understanding of the international healthcare market, both from the U.S. perspective and out of Germany. That's a decisive advantage in getting the company back on track."

Helen Giza, CEO and Chair of the Management Board, said: "Martin Fischer has proven that he can successfully drive fundamental change in organizations. In our organizational transformation and turnaround management, we will benefit from his finance and healthcare expertise. Martin will be an important contributor to the execution of our strategy in unlocking value as the leading kidney care company."

Martin Fischer said: “There are great challenges ahead of us. I am convinced of the company's potential and look forward to realizing it together with the global team of Fresenius Medical Care. I am excited to bring my experience and expertise to support the company’s transformation.”

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,060 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 343,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Page 2/2